UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55928

Strategic Storage Trust IV, Inc.

(SST IV Merger Sub, LLC as successor by merger to Strategic Storage Trust IV, Inc.)

(Exact name of registrant as specified in its charter)

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

Class T Common Stock, par value $0.001 per share

Class W Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the Happropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

Pursuant to the Agreement and Plan of Merger, dated as of November 10, 2020, by and among Strategic Storage Trust IV, Inc. (the “Company”), SmartStop Self Storage REIT, Inc., and SST IV Merger Sub, LLC (“Merger Sub”), the Company merged with and into Merger Sub on March 17, 2021, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Merger Sub, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SST IV MERGER SUB, LLC,
as successor by merger to
Strategic Storage Trust IV, Inc.

Date: March 26, 2021	By: SmartStop Self Storage REIT, Inc.
its Manager

	By:	/s/ James R. Barry
James R. Barry
Chief Financial Officer and Treasurer